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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. _____)

                         THE ESTEE LAUDER COMPANIES INC.
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                                (Name of Issuer)

           CLASS A COMMON STOCK                               518439 10 4
         PAR VALUE $.01 PER SHARE
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      (Title of class of securities)                         (CUSIP number)

                             KAREN C. HUNTER, ESQ.
                      PATTERSON, BELKNAP, WEBB & TYLER LLP
                           1133 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-6710
                                 (212) 336-2000
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 28, 2004
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f)or 13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following pages)
                               (Page 1 of 7 Pages)

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-------------------------------------------           --------------------------
CUSIP No.            518439 10 4               13D           Page 2 of 7
-------------------------------------------           --------------------------
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      1        NAME OF REPORTING PERSON:       Aerin Lauder Zinterhofer
                                               2004 GRAT

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                      13-7415821
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [ ]
                                                                         (B) [X]
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS:                      N/A
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF
               ORGANIZATION:                         Delaware
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      NUMBER OF         7    SOLE VOTING POWER:                   220,000

        SHARES
                     -----------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER:                    --

       OWNED BY
                     -----------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER:              220,000

      REPORTING
                     -----------------------------------------------------------
     PERSON WITH       10    SHARED DISPOSITIVE POWER:               --

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                                  220,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        N/A
               CERTAIN SHARES:*                                              [_]
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           .2%
                                                                   ** SEE ITEM 5
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     14        TYPE OF REPORTING PERSON:                 OO
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                                      2/7
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ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being filed by the Aerin Lauder Zinterhofer 2004 GRAT (the "Reporting Person"), with a business address of c/o Richard D. Parsons, One Time Warner Center, 11th Floor, New York, New York 10019. The Reporting Person was organized in the State of Delaware.

            During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On May 28, 2004, 220,000 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Issuer that were held by the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer as Grantor (the "ALZ 2000 Revocable Trust"), were distributed (the "Distribution") to the Reporting Person, an irrevocable trust. The ALZ 2000 Revocable Trust was, and continues to be, a party to the Stockholders' Agreement (as defined in Item 6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement. In compliance with the requirements of the Stockholders' Agreement in connection with the Distribution, the Reporting Person became a party to the Stockholders' Agreement as well. By virtue of becoming a party to the Stockholders' Agreement, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement on Schedule 13D is being filed merely as a result of the Reporting Person's having become a party to the Stockholders' Agreement. No consideration was paid by the Reporting Person for the Distribution or for becoming a party to the Stockholders' Agreement. The trustees of the Reporting Person, Richard D. Parsons and The Rockefeller Trust Company (Delaware), report separately on Schedules 13G and 13D, respectively.

ITEM 4.     PURPOSE OF TRANSACTION

            The Distribution of 220,000 shares of Class B Common Stock that were held by the ALZ 2000 Revocable Trust to Richard D. Parsons and The Rockefeller Trust Company (Delaware), as co-trustees of the Reporting Person, was effected for estate planning purposes pursuant to a letter of instruction from Aerin Lauder Zinterhofer as Grantor of the ALZ 2000 Revocable Trust.

            The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

                                      3/7

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ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of May 28, 2004, the Reporting Person beneficially owned 220,000 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 220,000 shares of Class A Common Stock, which would constitute ..2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 21, 2004).

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 220,000 shares of Class B Common Stock beneficially owned by the Reporting Person constitute .2% of the aggregate voting power of the Issuer.

            (b) Richard D. Parsons and The Rockefeller Trust Company (Delaware), as co-trustees of the Reporting Person, share voting and dispositive power with respect to the 220,000 shares of Class B Common Stock owned by the Reporting Person.

            (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Richard D. Parsons and The Rockefeller Trust Company (Delaware), as co- trustees of the Reporting Person, have the right to receive dividends from, or the proceeds from the sale of, the 220,000 shares of Class B Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer and certain other beneficiaries of the Reporting Person are entitled to certain distributions of the Reporting Person's property, which may include the Class B Common Stock owned by the Reporting Person or dividends therefrom or the proceeds of the sale thereof.

            (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Effective as of May 28, 2004, the Reporting Person, in connection with the Distribution, became a party to a stockholders' agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit G attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

                                      4/7

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            The Reporting Person is not party to any other contract,
arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Stockholders' Agreement, dated November 22, 1995 (filed as
                  Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Issuer's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement (filed
                  as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G         List of parties to Stockholders' Agreement.

* Incorporated by reference

                                      5/7
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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Aerin Lauder Zinterhofer 2004 GRAT


Dated:  June 7, 2004             By:       /s/ Richard D. Parsons
                                    ------------------------------------
                                    Richard D. Parsons, Trustee


                                 By: THE ROCKEFELLER TRUST COMPANY (DELAWARE),
                                     Trustee


Dated:  June 7, 2004                 By:   /s/ Christine A. Welch
                                        ------------------------------------
                                        Christine A. Welch, Vice President

                                      6/7

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                                  EXHIBIT INDEX

Exhibit A         Stockholders' Agreement, dated November 22, 1995 (filed as
                  Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q")).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Issuer's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement (filed
                  as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G         List of parties to Stockholders' Agreement.

* Incorporated by reference

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